EXHIBIT 99.1

CN Energy Group. Inc. Receives Nasdaq Notice Regarding Minimum Bid Price Requirement

LISHUI, China, July 17, 2026 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY” or the “Company”) today that it has received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated July 15, 2026, notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5550(a)(2) based upon a closing bid price of less than $1.00 per share for the Company’s ordinary shares (the “Shares”) for the prior 30 consecutive business day period.

The notification from Nasdaq has no immediate effect on the listing of the Shares, and the Shares will continue to trade on the Nasdaq Capital Market under the symbol “CNEY.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until January 12, 2027, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the Shares is $1.00 per Share or higher for at least ten consecutive trading days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period, subject to determination by the staff of Nasdaq. The Company intends to monitor the closing bid price of its Shares during this grace period and will consider its options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement.

The Company intends to actively monitor the closing bid price of its Shares and evaluate all available options to regain compliance with the Nasdaq minimum bid price requirement.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol “CNEY.” CNEY has pioneered and specialized in producing high-quality recyclable activated carbon from raw carbon materials, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. CNEY’s products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. CNEY also develops and provides customizable robotics products, automation tools, and related software solutions for small and medium-sized industrial, logistics, and service businesses in North America. For more information, please visit the Company’s website at www.cneny.com.

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the listing of the Company’s shares on Nasdaq and our ability to regain compliance with applicable Nasdaq rules. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement. You should carefully consider such risk and the other risks and uncertainties described in CNEYs annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on January 30, 2026, and other documents filed by CNEY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CNEY assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. CNEY gives no assurance that it will achieve its expectations.